
02024683

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

PE 3-26-02

Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934


SEC MAIL PROCESSING
RECEIVED
APR 1 0 2002
WASH. D.C. 154 SECTION

HSBC Holdings plc

10 Lower Thames Street, London EC3R 6AE, England

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F ✔ Form 40-F ______]

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes ______ No ✔]

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82- ______]

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

By:
Name: P A Stafford
Group Company Secretary's Department

Dated: 26 March 2002

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES


SEC MAIL PROCESSING
RECEIVED
APR 1 0 2002
WASH. D.C.
154
SECTION

1) Name of company

HSBC Holdings plc

2) Name of shareholder having a major interest

Lehman Brothers International (Europe)

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Shareholder named in 2) above

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Lehman Brothers International (Europe)

5) Number of shares/amount of stock acquired

346,151,843

6) Percentage of issued class

3.70%

7) Number of shares/amount of stock disposed

8) Percentage of issued class

9) Class of security

Ordinary shares of US$0.50 each

10) Date of transaction

21 March 2002

11) Date company informed

25 March 2002

12) Total holding following this notification

346,151,843

13) Total percentage holding of issued class following this notification

3.70%

14) Any additional information

15) Name of contact and telephone number for queries

Peter Harvey, Company Secretarial Assistant 020 7260 0126

16) Name and signature of authorised company official responsible for making this notification

As in 15) above

Date of notification 26 March 2002